VIA EDGAR

May 21, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Mr. Patrick Gilmore
Accounting Branch Chief

Re:	Sify Technologies Limited
Form 20-F for the Fiscal Year Ended March 31, 2011
Filed October 13, 2011
Form 6-K Furnished October 26, 2011
Form 6-K Furnished January 30, 2012
Form 6-K Furnished March 22, 2012
Form 6-K Furnished April 25, 2012
File No. 000-27663

Dear Mr. Gilmore,

This letter is submitted on behalf of Sify Technologies Limited (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated May 7, 2012 with the respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 (the “Annual Report”), the Form 6-K furnished on October 26, 2011, Form 6-K furnished on January 30, 2012, Form 6-K furnished on March 22, 2012 and Form 6-K furnished on April 25, 2012. For reference purposes, the text of your letter has been reproduced herein with our responses below each numbered comment.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 18. Financial Statements

Note 3. Significant accounting policies

n. Revenue

(ii) Internet access services, page 119

Comment 1:

We note that your response to prior comment 4 focuses exclusively on the provision of bandwidth and the revenue recognition related to the consumption of bandwidth, i.e., usage charges for access to the internet through the sale of cybercafé cards. However, it does not include any details related to the other subsequent services you provide. Please describe more specifically the type of services you provide in connection with backend support, the authentication/usage engine and the billing and collection system. Additionally, confirm whether there are specific fees charged for these services, separate from the initial non-refundable franchise fee, and how and over what period you recognize the related revenue.

Response 1:

The Company, along with provisioning of bandwidth on a recurring basis, renders other services on an integrated basis, including backend support, authentication/usage engine and the billing and collection system to the franchisees. In such services, the Company, through application software, helps the franchisee to keep online track of the usage of Sify cybercafé cards by the customers and also helps in authenticating the customer log-ins at different Cyber cafes. Such services to the franchisees are billed and recorded as deferred revenue when the customer purchases the card and revenue is recognised over the period of provisioning of such services (i.e. when the bandwidth is used by the customers).

We respectfully submit to the Staff that the total initial non-refundable aggregate fees recognised during the year ended March 31, 2011 is not a material source of revenue to the Company and approximates only 0.16% of the total fiscal year revenue of the Company. Further, the revenue from the subsequent services in the form of usage charges are also not material and represented 1.3% of the total revenue for the year ended March 31, 2011.

Form 6-K Furnished March 22, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 34

Comment 2:

We note your response to prior comment 6. Please tell us what consideration you have given to paragraphs 42 through 50 of IAS 32. As part of your response, discuss how both criteria in paragraph 42 will be met for the receivables and payables that you intend to offset in connection with your customers/vendors both based in and outside India. Please let us know if there have been any updates since your last response.

Response 2:

Per Para 42 of IAS 32, A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, an entity:

(a) currently has a legal enforceable right to set off the recognized amounts; and

(b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Even though the Company has intention and is continually evaluating options to settle such receivable and payables on a net basis, the contract with these customers / vendors does not give the Company any legal right to do so. Further in case of customers / vendors located outside India, the approval of the regulatory authority, viz., Reserve Bank of India (‘RBI’) is required for such set-off as per the Indian foreign Exchange Regulations.

Further per Para 46 of IAS 32, An intention by one or both parties to settle on a net basis without the legal right to do so is not sufficient to justify offsetting because the rights and obligations associated with the individual financials asset and financial liability remain unaltered.

As the Company has not obtained RBI clearance in case of customers / vendors located outside India and no legal right to the Company for offsetting from the contracts entered into with these customers / vendors, the receivables and payables are disclosed on a gross basis.

The Company still awaits the approval of RBI in case of customers/vendors located outside India.

Form 6-K Furnished April 25, 2012

Comment 3:

We note that in your reconciliation you continue to present your non-GAAP measure, “EBIDTA,” before your GAAP measure, profit/(loss) for the period, as calculated under IFRS. Please consider revising your presentation in order to give the GAAP measure greater prominence by presenting your consolidated income statements as presented under IFRS and separately presenting your reconciliation of EBIDTA to your most directly comparable financial measure as presented under IFRS (i.e., profit/(loss) for the period). Please confirm that you will revise your presentation in future filings. Refer to Item 100(a)(1) and (2) of Regulation G.

Response 3:

We confirm that in our future filings we will present a reconciliation of “EBIDTA” to the profit or loss for the period and also give a greater prominence for the GAAP measure.

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext. 2111.

/s/ M P Vijay Kumar
Name:	M P Vijay Kumar
Title:	Chief Financial Officer

Sify Technologies Limited
Chennai
India

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